Exhibit 99.1

GSX Announces Financial Results

for the Fourth Quarter and Fiscal Year of 2019

•	Quarterly Results:

Net Revenues up by 412.9% Year-Over-Year

Net Income up by 658.7% Year-Over-Year

Non-GAAP net income up by 616.7% Year-Over-Year

Cash, cash equivalents, short-term and long-term investments totaled up by 1,056.7% Year-Over-Year

•	Fiscal Year Results:

Net Revenues up by 432.3%

Net Income up by 1,050.3%

Non-GAAP net income up by 1,020.7%

Beijing, February 18, 2020 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights1

•	Net revenues increased 412.9% year-over-year to RMB935.0 million.

•	Gross billings[2] increased 396.3% year-over-year to RMB1,578.6 million.

•	Income from operations increased 604.2% year-over-year to RMB167.6 million, from RMB23.8 million in the same period of 2018.

•	Non-GAAP income from operations increased 572.2% year-over-year to RMB190.9 million, from RMB28.4 million in the same period of 2018.

•	Net income increased 658.7% year-over-year to RMB174.5 million, from RMB23.0 million in the same period of 2018.

•	Non-GAAP net income increased 616.7% year-over-year to RMB197.8 million, from RMB27.6 million in the same period of 2018.

•	Cash and cash equivalents, short-term investments and long-term investments totaled RMB2,735.7 million as of December 31,2019, compared to RMB236.5 million as of December 31, 2018.

•	Total enrollments increased 290.2% year-over-year to 1,120,000.

Fiscal Year 2019 Highlights1

•	Net revenues increased 432.3% year-over-year to RMB2,114.9 million.

•	Gross billings[2] increased 412.6% year-over-year to RMB3,358.2 million.

•	Income from operations increased 1,023.4% year-over-year to RMB215.7 million, from RMB19.2 million in the fiscal year of 2018.

•	Non-GAAP income from operations increased 999.6% year-over-year to RMB276.0 million, from RMB25.1 million in the fiscal year of 2018.

•	Net income increased 1,050.3% year-over-year to RMB226.6 million, from RMB19.7 million in the fiscal year of 2018.

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

•	Non-GAAP net income increased 1,020.7% year-over-year to RMB286.9 million, from RMB25.6 million in the fiscal year of 2018.

•	Total enrollments increased 257.6% year-over-year to 2,743,000.

Financial and Operating Data—Fourth Quarter and Fiscal Year of 2019

(In thousands of RMB, except for student enrollments and percentages)

	Three Months Ended December 31,
	2018	2019	Pct. Change
Net revenues	182,265	935,027	412.9%
Gross billings	318,115	1,578,642	396.3%
Income from operations	23,773	167,596	604.2%
Non-GAAP income from operations	28,406	190,911	572.2%
Net income	22,974	174,463	658.7%
Non-GAAP net income	27,607	197,778	616.7%
Total enrollments	287,000	1,120,000	290.2%

	Fiscal Year Ended December 31,
	2018	2019	Pct. Change
Net revenues	397,306	2,114,855	432.3%
Gross billings	655,128	3,358,152	412.6%
Income from operations	19,154	215,734	1,023.4%
Non-GAAP income from operations	25,071	275,971	999.6%
Net income	19,650	226,630	1,050.3%
Non-GAAP net income	25,567	286,867	1,020.7%
Total enrollments	767,000	2,743,000	257.6%

Larry Xiangdong Chen, GSX’s founder, Chairman and CEO, commented, “As you can see from the stellar performance, GSX came a long way in the fourth quarter of 2019 by many measures. We take great pride in seeing our revenues and gross billings growth occupying leading position in the online education industry. From the beginning, we have been offering our customers compelling value by focusing on online live large class business. We extremely focus on delivering teaching quality, strengthening organizational capability, improving operational efficiency, as well as attracting intelligent, education-loved and dedicated talents. As 2020 unfolds, we continue to be committed to hiring and retaining top-notch teachers and talented professionals, investing significantly into technology and content development, and spending wisely in high ROI channels to expand and leverage our customer base, as we move to establish an enduring brand. We will continue our growth with emphasis on effectiveness and profitability strategy as we have been doing over the past three years.”

Shannon Shen, CFO of GSX, added, “Net revenue, gross billings and net income all hit record highs during the quarter. Net revenue surged 412.9% year-over-year to RMB935.0 million during the quarter which propelled full year net revenue to RMB2.11 billion. Gross billings for the year reached RMB3.36 billion while net income was RMB226.6 million and non-GAAP net income was amounted to RMB286.9 million. Revenues from our core K-12 large online live classes maintained lightspeed growth, increasing 468% year-over-year during the quarter driven by paid enrollments which increased 410% year-over-year. These phenomenal results during the quarter are a direct result of our augmented organizational capabilities, effective execution of our corporate strategy, and improving operational efficiency. Going forward, we will continue to enhance the quality of our courses and services and leverage technology to optimize operational efficiency in order to generate long-term sustainable growth healthy.”

Financial Results for the Fourth Quarter of 2019

Net Revenues

Net revenues reached RMB935.0 million, a 412.9% increase from RMB182.3 million in the fourth quarter of 2018. The increase was mainly driven by the growth in paid course enrollments for K-12 courses.

Cost of revenues

Cost of revenues rose 238.5% to RMB196.0 million from RMB57.9 million in the fourth quarter of 2018. The increase was mainly due to the increase in compensation for instructors and tutors, learning materials and other operating related expenses.

Gross Profit

Gross profit increased 494.5% to RMB739.0 million from RMB124.3 million in the fourth quarter of 2018. Gross profit margin increased to 79.0% from 68.2% in the same period of 2018, primarily as a result of economies of scale.

Non-GAAP gross profit increased 498.6% to RMB745.3 million from RMB124.5 million in the same period of 2018. Non-GAAP gross profit margin increased to 79.7% from 68.3% in the same period of 2018.

Operating Expenses

Operating expenses were RMB571.4 million, increased from RMB100.6 million in the fourth quarter of 2018.

Selling expenses increased to RMB442.0 million from RMB58.2 million in the fourth quarter of 2018. The increase was primarily a result of higher marketing expenses to expand the customer base and enhance the brand, as well as an increase in compensation to sales and marketing staff.

Research and development expenses increased 215.1% to RMB83.5 million, from RMB26.5 million in the fourth quarter of 2018. The increase was primarily due to an increase in the number of course professionals, educational content professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased 191.1% to RMB46.0 million from RMB15.8 million in the fourth quarter of 2018. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

Interest income and Realized gains from investment

Aggregation of interest income and realized gains from investments this quarter, solely representing the income received from cash, cash equivalents and short-term wealth management products, increased 488.2% to RMB10.0 million, from RMB1.7 million in the fourth quarter of 2018. This resulted from an increase to RMB1,547.4 million as of December 31, 2019 from RMB231.3 million as of December 31, 2018 of cash, cash equivalents and short-term investments.

As of December 31, 2019, 90% of the short-term investments with the amount of RMB1,473.5 million and 99% of the long-term investments with the amount of RMB1,188.3 million were classified as available-for-sale securities (“AFS”). According to ASC 320, AFS shall be measured subsequently at fair value of which any changes shall be recognized in other comprehensive income in the balance sheets until realized. As such, unrealized gains related to those investments amounted to RMB7.7 million as of December 31, 2019 were represented as part of “accumulated other comprehensive income” of balance sheets, which would be recorded into earnings in the statements of operations at the date when the Company realizes the gains.

Income from Operations

Income from operations was RMB167.6 million, compared with RMB23.8 million in the fourth quarter of 2018.

Non-GAAP income from operations increased to RMB190.9 million, from RMB28.4 million in the fourth quarter of 2018.

Net Income

Net income increased to RMB174.5 million, from RMB23.0 million in the fourth quarter of 2018.

Non-GAAP net income increased to RMB197.8 million, from RMB27.6 million in the fourth quarter of 2018.

Cash Flow

Net operating cash flow for the fourth quarter of 2019 was RMB738.8 million, a 394.5% increase from RMB149.4 million in the fourth quarter of 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS was RMB0.74 and RMB0.70, respectively, in the fourth quarter of 2019.

Cash and Cash Equivalents, Short-Term Investments and Long-Term Investments

As of December 31, 2019, the Company had RMB74.0 million of cash and cash equivalents, RMB1,473.5 million of short-term investments and RMB1,188.3 million of long-term investments, compared with RMB33.3 million of cash and cash equivalents, RMB198.0 million of short-term investments and RMB5.2 million of long-term investments as of December 31, 2018. The increase of the balance from December 31, 2018 was primarily due to the cash generated from Initial Public Offering, increase of net operating cash inflow, and efficient deployment of capital during 2019.

Deferred Revenue

As of December 31, 2019, the Company’s deferred revenue balance was RMB1,337.6 million, an increase of 391.8% from RMB272.0 million as of December 31, 2018. Deferred revenue primarily consisted of tuition collected in advance.

Accumulated Other Comprehensive Income

As of December 31, 2019, the Company’s accumulated other comprehensive income totaled RMB17.8 million, comprised RMB10.1 million of foreign currency translation adjustments and RMB7.7 million of unrealized gains on available-for-sale investments, compared with RMB0.9 million of foreign currency translation adjustments and RMB0.2 million of unrealized gains on available-for-sale investments as of December 31, 2018.

Financial Results for the Fiscal Year of 2019

Net Revenues

Net revenues reached RMB2,114.9 million, a 432.3% increase from RMB397.3 million in 2018. The increase was mainly driven by the growth in paid course enrollments for K-12 courses and a higher level of tuition fees that was charged to K-12 students.

Cost of revenues

Cost of revenues increased 275.3% to RMB535.9 million, from RMB142.8 million in 2018. The increase was mainly due to an increase in compensation for instructors and tutors, learning materials and other operating related expenses.

Gross Profit

Gross profit increased 520.1% to RMB1,578.9 million, from RMB254.6 million in 2018. Gross profit margin increased to 74.7%, from 64.1% in 2018, primarily as a result of economies of scale.

Non-GAAP gross profit increased by 526.1% to RMB1,595.4 million, from RMB254.8 million in 2018. Non-GAAP gross profit margin increased to 75.4%, from 64.1% in 2018.

Operating Expenses

Operating expenses were RMB1,363.2 million, an increase from RMB235.4 million in 2018.

Selling expenses increased to RMB1,040.9 million, from RMB121.5 million in 2018. The increase was primarily a result of an increase in marketing expenses to expand the customer base and for brand enhancement, as well as an increase in compensation for sales and marketing staff.

Research and development expenses increased 186.4% to RMB212.2 million, from RMB74.1 million in 2018. The increase was primarily due to an increase in the number of course professionals, educational content professionals and technology development personnel, as well as an increase in compensation paid to such staff.

General and administrative expenses increased 176.6% to RMB110.1 million, from RMB39.8 million in 2018. The increase was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

Interest income and Realized gains from investment

Aggregation of interest income and realized gains from investments, solely representing the income received from cash, cash equivalents and short-term wealth management products, increased 822.7% to RMB20.3 million, from RMB2.2 million in 2018. The increase was primarily due to an increase in the cash generated and the efficient deployment of capital.

Income from Operations

Income from operations increased to RMB215.7 million, from RMB19.2 million in 2018.

Non-GAAP income from operations increased to RMB276.0 million, from RMB25.1 million in 2018.

Net Income

Net income increased to RMB226.6 million, from RMB19.7 million in 2018.

Non-GAAP net income increased to RMB286.9 million, from RMB25.6 million in 2018.

Cash Flow

Net operating cash flow increased by 431.3% to RMB1,285.1 million, from RMB241.9 million in 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.95 and RMB0.90 respectively, in 2019.

Share count

As of December 31, 2019, the Company had 159,097,050 ordinary shares outstanding.

Recent Developments

Follow-on Offering

In November 2019, the Company completed a registered follow-on public offering of secondary shares. The company did not receive any proceeds from the offering. Including the fully exercised greenshoe, the selling shareholders sold a total of 20,700,000 ADSs, representing 13,800,000 Class A ordinary shares.

Environmental, Social and Governance

Donation of Online Courses and Other Services

In January 2020, the Company announced a donation of RMB20 million worth of online courses to K-12 students in Wuhan, Hubei Province, the epicenter of the COVID-19 outbreak. We also launched free courses staffed with some of our best instructors, to ensure the education quality to K-12 students across the country. In addition, the Company opened its live broadcasting vendor services, Weishi, to assist offline education institutions in providing online courses to K12 students for free. The Company’s offline business consulting courses service, Chengxi, also provided free courses to offline education institutions, guiding them in transferring course mode from offline to online.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of 2020 are expected to be between RMB1,086 million and RMB1,106 million, representing an increase of 303.4% to 310.8% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The company will hold an earnings conference call on Tuesday, February 18, 2019, at 8:00 AM U.S. Eastern Time (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 2285968

A telephone replay will be available two hours after the conclusion of the conference call through February 25, 2020. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10139164

Additionally, a live and archived webcast of this conference call will be available at http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and fiscal year of 2020 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over a period typically ranging from 1 to 6 months. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income exclude share-based compensation expenses, and such adjustment has no impacts on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB 6.9618 to USD1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2019, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	33,259	73,967	10,625
Short-term investments	197,991	1,473,452	211,648
Prepaid expenses and other current assets	48,841	261,482	37,559
Amounts due from related parties	710	—	—

Total current assets	280,801	1,808,901	259,832

Non-current assets
Operating lease right-of-use assets	—	264,909	38,052
Property, equipment and software, net	16,779	81,860	11,758
Intangible assets	237	100	14
Long-term investments	5,221	1,188,286	170,687
Goodwill	331	331	48
Deferred tax assets	31,266	30,716	4,412
Rental deposit	3,508	18,719	2,689
Other non-current assets	60	710	102

Total ASSETS	338,203	3,394,532	487,594

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB51,445 and RMB188,975 as of December 31, 2018 and December 31, 2019, respectively)	57,244	228,753	32,858
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	263,330	1,331,962	191,324
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	—	59,982	8,616
Income tax payable of the consolidated VIE without recourse to the Group	—	16,093	2,312
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB960 and RMB460 as of December 31, 2018 and December 31, 2019, respectively)	35,338	460	66

Total Current liabilities	355,912	1,637,250	235,176

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	8,711	5,674	815
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	—	194,228	27,899
Deferred tax liabilities of the consolidated VIE without recourse to the Group	59	25	4

TOTAL LIABILITIES	364,682	1,837,177	263,894

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	466,060	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares	60	106	15
Treasury stock, at cost	—	(86,739)	(12,459)
Additional paid-in capital	—	1,899,059	272,783
Accumulated other comprehensive income	1,166	17,829	2,561
Accumulated deficit	(493,765)	(272,900)	(39,200)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(492,539)	1,557,355	223,700

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	338,203	3,394,532	487,594

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net Revenues	182,265	935,027	134,308
Cost of revenues	(57,938)	(195,987)	(28,152)

Gross profit	124,327	739,040	106,156

Operating expenses
Selling expenses	(58,189)	(441,987)	(63,487)
Research and development expenses	(26,547)	(83,499)	(11,994)
General and administrative expenses	(15,818)	(45,958)	(6,601)

Total operating expenses	(100,554)	(571,444)	(82,082)

Income from operations	23,773	167,596	24,074

Interest income	1,664	1,938	278
Realized gains from investments	—	8,027	1,153
Other income	100	4,162	598

Income before provision for income tax and income from equity method investments	25,537	181,723	26,103

Income tax expenses	(3,122)	(7,871)	(1,131)
Income from equity method investments	559	611	88

Net income	22,974	174,463	25,060

Less: Series A convertible redeemable preferred shares redemption value accretion	9,732	—	—
Less: Undistributed earnings allocated to the participating preferred shares	3,690	—	—

Net income attributable to GSX Techedu Inc.’s ordinary shareholders	9,552	174,463	25,060

Net income per ordinary share
Basic	0.10	1.10	0.16
Diluted	0.09	1.05	0.15

Net income per ADS
Basic	0.07	0.74	0.11
Diluted	0.06	0.70	0.10

Weighted average shares used in net income per share
Basic	92,224,998	158,106,902	158,106,902
Diluted	111,949,277	165,855,746	165,855,746

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net revenue	182,265	935,027	134,308

Add: VAT and surcharges	12,025	61,075	8,773
Add: ending deferred revenue	272,041	1,337,636	192,139
Add: ending refund liability	11,167	54,567	7,838
Less: beginning deferred revenue	153,103	778,312	111,798
Less: beginning refund liability	6,280	31,351	4,503

Gross billings (non-GAAP)	318,115	1,578,642	226,757

	For the three months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Gross profit	124,327	739,040	106,156
Share-based compensation expense in cost of revenues	158	6,263	900

Non-GAAP gross profit	124,485	745,303	107,056

Income from operations	23,773	167,596	24,074
Share-based compensation expenses	4,633	23,315	3,349

Non-GAAP income from operations	28,406	190,911	27,423

Net income	22,974	174,463	25,060
Share-based compensation expenses	4,633	23,315	3,349

Non-GAAP net income	27,607	197,778	28,409

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the twelve months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net Revenues	397,306	2,114,855	303,780
Cost of revenues	(142,753)	(535,912)	(76,979)

Gross profit	254,553	1,578,943	226,801

Operating expenses
Selling expenses	(121,518)	(1,040,906)	(149,517)
Research and development expenses	(74,050)	(212,197)	(30,480)
General and administrative expenses	(39,831)	(110,106)	(15,816)

Total operating expenses	(235,399)	(1,363,209)	(195,813)

Income from operations	19,154	215,734	30,988

Interest income	2,193	8,861	1,273
Realized gains from investments	—	11,395	1,637
Other income	50	6,249	898

Income before provision for income tax and income from equity method investments	21,397	242,239	34,796

Income tax expenses	(2,616)	(16,957)	(2,435)
Income from equity method investments	869	1,348	194

Net income	19,650	226,630	32,555

Less: Series A convertible redeemable preferred shares redemption value accretion	38,930	16,772	2,409
Less: Undistributed earnings allocated to the participating preferred shares	—	21,698	3,117

Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(19,280)	188,160	27,029

Net (loss) income per ordinary share
Basic	(0.21)	1.42	0.20
Diluted	(0.21)	1.35	0.19

Net (loss) income per ADS
Basic	(0.14)	0.95	0.13
Diluted	(0.14)	0.90	0.13

Weighted average shares used in net (loss) income per share
Basic	92,224,998	132,400,941	132,400,941
Diluted	92,224,998	139,477,898	139,477,898

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the twelve months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Net revenue	397,306	2,114,855	303,780

Add: VAT and surcharges	26,202	134,302	19,291
Add: ending deferred revenue	272,041	1,337,636	192,139
Add: ending refund liability	11,167	54,567	7,838
Less: beginning deferred revenue	46,307	272,041	39,076
Less: beginning refund liability	2,475	11,167	1,604
Less: deferred revenue from the acquisition of Shanghai Jinyou Education Technology Co., Ltd.	2,806	—	—

Gross billings (non-GAAP)	655,128	3,358,152	482,368

	For the twelve months ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Gross profit	254,553	1,578,943	226,801
Share-based compensation expense in cost of revenues	283	16,504	2,371

Non-GAAP gross profit	254,836	1,595,447	229,172

Income from operations	19,154	215,734	30,988
Share-based compensation expenses	5,917	60,237	8,653

Non-GAAP income from operations	25,071	275,971	39,641

Net income	19,650	226,630	32,555
Share-based compensation expenses	5,917	60,237	8,653

Non-GAAP net income	25,567	286,867	41,208